July 12, 2012	Reference: 98944/2

Eurasian Minerals Inc.
Suite 501, 543 Granville Street
Vancouver, British Columbia, Canada
V6C 1X8

Dear Sirs/Mesdames:

Re: Eurasian Minerals Inc.

We have acted as Canadian tax counsel to Eurasian Minerals Inc. (the “Company”) in connection with the proposed merger between EMX (Utah) Corp. (“EMX Utah”), a wholly-owned subsidiary of the Company, and Bullion Monarch Mining, Inc. (“Bullion”) pursuant to an Agreement and Plan of Merger (the “Agreement”) between the Company, EMX Utah and Bullion dated February 7, 2012. Pursuant to the Agreement, the shareholders of Bullion will receive 0.45 of a common share of the Company and US$0.11 in cash in exchange for each common share of Bullion held.

We provide this opinion in connection with the registration of the Common Shares under the Form F-4 (the “Registration Statement”) filed by the Company on the date hereof with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended (the “Act”).

We have participated in the preparation of the discussion set forth in the section entitled “Material Canadian Federal Income Tax Consequences of the Merger” in the Registration Statement. Subject to the qualifications, exceptions, assumptions and limitations set forth herein and therein, the discussion set forth under the heading “Proposal One–The Merger–Material Canadian Federal Income Tax Consequences of the Merger” in the Registration Statement, insofar as it expresses conclusions as to the application of Canadian federal income tax law, is our opinion as to the material Canadian federal income tax consequences of the issuance of Eurasian Shares in connection with the Merger.

We express our opinion herein only as to those matters of Canadian federal income taxation specifically set forth under the caption “Material Canadian Federal Income Tax Consequences of the Merger” in the Registration Statement and no opinion should be inferred as to the tax consequences of the Agreement under any provincial, state, local or foreign law, or with respect to any other areas of Canadian federal taxation.

The opinions expressed herein are as of the date hereof. This opinion is strictly limited to the matters stated herein and no other or more extensive opinion is intended, implied or to be inferred beyond the matters expressly stated herein. We hereby consent to the filing of this opinion as an exhibit to the Registration

50798106.2

Blake, Cassels & Graydon LLP is a limited liability partnership under the laws of Ontario

Statement, to the discussion of this opinion in the Registration Statement and to the reference to us in the Registration Statement under the heading “Legal Matters”, and for no other purpose. Except for such use, this opinion may not be quoted, circulated or published, in whole or in part, or otherwise referred to, filed with or furnished to any other person or entity, without our express prior written authorization. In giving this consent, we do not thereby admit that we are included in the category of person whose consent is required by the Act or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Blake, Cassels & Graydon LLP

50798106.2

Blake, Cassels & Graydon LLP is a limited liability partnership under the laws of Ontario